Exhibit 12
Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Year Ended December 31,
	2003		2004		2005		2006		2007

Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$209,460		$215,801		$206,960		$203,683		$(202,375)
Add: Total fixed charges	98,117		94,177		95,159		101,184		98,868
Less: Interest capitalized	500		163		167		1,666		902

Adjusted earnings	$307,077		$309,815		$301,952		$303,201		$(104,409)

Fixed Charges:
Interest	$94,110		$90,327		$91,171		$97,320		$95,396
Portion of rental expense representative of the interest factor(1)	4,007		3,850		3,988		3,864		3,472

Total fixed charges	$98,117		$94,177		$95,159		$101,184		$98,868

Ratio of Earnings to Fixed Charges	3.13	x	3.29	x	3.17	x	3.00	x	– (2)

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for goodwill impairment of $366,561, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $470,970 and the ratio of earnings to fixed charges would be 4.76. Including the non-cash charge, the amount of the deficiency, as defined, is $203,277.